CONSENT OF EXPERT

The undersigned hereby consents to all references to him as a non-independent qualified person in or incorporated by reference in the Form 40-F being filed by Platinum Group Metals Ltd. (the “Company”) with the U.S. Securities and Exchange Commission for the fiscal year ended August 31, 2016, the Annual Information Form and Management’s Discussion and Analysis of the Company for the year then ended, which are incorporated by reference therein, and the Company’s registration statement on Form F-10 (No. 333-213985).

/s/ R. Michael Jones
R. Michael Jones
Date: November 29, 2016